DIANE D. DALMY

ATTORNEY AT LAW

8965 W. CORNELL PLACE

LAKEWOOD, COLORADO 80227

303.985.9324 (telephone)

303.988.6954 (facsimile)

email: ddalmy@earthlink.net

January 27, 2012

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20005

Attn:

Morgan Youngwood – Staff Accountant

Stephen Krikorian – Accounting Branch Chief

Via Edgar Correspondence

RE:

Endeavor Power Corp.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed April 14, 2011

File No.: 000-52534

Dear Mr. Youngwood:

In accordance with the comment letter dated November 10, 2011 (the “SEC Comment Letter”) regarding the annual report on Form 10-K for fiscal year ended December 31, 2010 (the “Annual Report”) for Endeavor Power Corp., a Nevada corporation (the “Company”), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter.

Form 10-K for the fiscal year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, pages F-2 and F-3

1.

In accordance with the staff’s request, please be advised that the Annual Report will be amended to include an audit report re-dated April 12, 2011 to correct the date from 2010.

2.

Please be advised that the Company will be requesting a waiver under Section 4820.1 of the Financial Reporting Manual of the Division of Corporation Finance from the requirement for the current auditor to express an opinion on the financial statements for the period from inception (July 6, 2005) to December 31, 2010.

Thank you for your attention in this matter.

Sincerely,

/s/ Diane D. Dalmy

Diane D. Dalmy